09012262

SEC Mail Processing
Section

AUG 25 2009

Washington, DC
110

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a - 16 or 15d - 16
under the Securities Exchange Act of 1934

For the month of August 2009

000-29880

(Commission File Number)

Virginia Mines Inc.

200-116 St-Pierre,

Quebec City, QC, Canada G1K 4A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.
(Registrant)

Date: 8/6/2009

By: *Amélie Laliberté*
Name:Amélie Laliberté
Title: Manager Investor Relations

Exhibits 1
Technical Report and Recommendations 2009 Exploration Program, Lac Gayot Property, Québec, CANADA
VIRGINIA MINES INC. 2009
Prepared by: Prepared by: Francis Chartrand, Ph.D., P. Geo. Senior Project Geologist Mines Virginia Inc. Jérôme Lavoie, M.Sc., P. Geo. Project Geologist Mines Virginia Inc. François Huot, Ph.D., P. Geo. Senior Project Geologist Mines Virginia Inc. Louis Grenier, B.Sc. P. Geo. Project Geologist Mines Virginia Inc.

8 paper copies.

000-29880
Commission File Number

Form 43-101F1
Technical Report

SEC Mail Processing
Section

AUG 25 2009

Washington, DC
110

Technical Report and Recommendations
2009 Exploration Program, Lac Gayot Property, Québec

MINES VIRGINIA INC.
BREAKWATER RESOURCES LTD.
June 2009

Prepared by:

Francis Chartrand, Ph.D., P. Geo.
Senior Project Geologist
Mines Virginia Inc.

Jérôme Lavoie, M.Sc., P. Geo.
Project Geologist
Mines Virginia Inc.

François Huot, Ph.D., P. Geo.
Senior Project Geologist
Mines Virginia Inc.

Louis Grenier, B.Sc. P. Geo.
Project Geologist
Mines Virginia Inc.

LIST OF TABLES

LIST OF FIGURES (ITEM 25)

LIST OF APPENDICES

ITEM 3 SUMMARY

The Lac Gayot project, located in northern Québec, was created by Virginia Gold Mines in 1998 with the acquisition of two exploration permits (MEP's 1314 and 1317 [116.8 km^2]). These permits covered a portion of the actual outline of then undiscovered Venus belt. The permits targeted a high magnetic anomaly and were initially acquired for their potential to host gold-bearing iron formation. The first reconnaissance program, conducted during the summer of 1998, led to the discovery of the Archean age Venus greenstone belt. Extensive komatiitic flows and sills together with mafic to felsic volcano-sedimentary successions were identified within this belt. Besides occurrences of gold, silver, copper and zinc, Virginia also sampled a sulphide-bearing serpentinized ultramafic boulder that returned 1.06% Ni. Thus, the belt was recognized as a very good setting for forming ultramafic-hosted nickel deposits.

The first nickel occurrence found in the Venus belt was called the Loup showing and was discovered in 1998 by the *Ministère des Ressources naturelles du Québec* (Gosselin and Simard, 2000). In 1999, Virginia renamed this site the Gayot showing after the name of their property and also found three additional showings which were named Gagnon, Base Line and L. Moreover, four boulders with anomalous nickel values were discovered along a strike length of 3 km together with pyrrhotite-chalcopyrite stringers in metasedimentary rock that returned 2.3% Ni. The first drilling campaign was designed to test the showings and other prospective targets.

During the winter of 2000, Billiton Metals Canada Inc. (now BHP Billiton Inc.) entered into a joint venture agreement with Virginia Gold Mines. As the operator, Virginia completed several additional campaigns through to 2004, at which time BHP Billiton became a 50/50 partner. In 2006, BHP Billiton returned its 50% interest in the property back to Virginia, making Virginia the sole owner of the Lac Gayot project. The following year, Breakwater Resources entered into an agreement with Virginia by which Breakwater has the option to earn a 50% interest in the property in exchange for CA$10 million in exploration work over a 9-year period.

Geological and prospecting activities conducted during the summer of 2008 focussed on revisiting the whole property as part of the new joint venture with Breakwater and to prepare for future drilling operations. All known showings were revisited and mapping focussed on specific areas. To facilitate the work the crew relied on two new geophysical surveys that were completed after the last fieldwork was done on the property: a Novatem airborne magnetic survey and an Infinitem ground EM survey. Jon Hronsky, from Western Mining Services, spent two days on the property and was very helpful in sharing his ideas and recommendations with the staff of Mines Virginia.

In the late winter and early spring of 2009 Virginia followed up on one of the recommendations contained in an internal report by Hronsky and relogged most of the drill core from previous campaigns. In all 82 out of the total of 101 holes, or 11014 m out of the total of 13913 m, were relogged and resampled over a three-week period. The goals of this exploration program were to (1) produce a consistent and detailed description of the rock units, (2) distinguish between stratigraphic (igneous and sedimentary) and structural contacts, and (3) identify and sample mineralized zones that are difficult to see or are cryptic due to the nature of some of the Ni-PGE mineralization using Ni-Zap (a mixture of dimethylglyoxime ($C_4H_8N_2O_2$) in 70% isopropyl alcohol). Point 2 above is particularly important as the nature of the mineralized zone-wall rock contact can have a major impact on the design of exploration programs for this type of deposit.

This report summarizes fieldwork and results from the winter/spring 2009 program on the Lac Gayot property. Based upon our relogging and reinterpretation of the geology, we recommend that additional drilling be done on the most promising targets.

ITEM 4 INTRODUCTION AND TERMS OF REFERENCE

From 2000 to 2004, BHP Billiton spent over five million dollars exploring NTS sheet 23M as it acquired 50% of Virginia's Lac Gayot project, which it subsequently returned to Virginia. Then on August 23rd 2007, Virginia Mines and Breakwater Resources entered into an agreement in which the latter company has the option to earn a 50% interest in the property in exchange for $10 million CA in exploration work over a 9-year period and cash payments totalling $ 170 000 CA.

Following this agreement, both companies jointly undertook exploration work on the project with the objectives of extending the known mineralized lenses and discovering new mineralized zones. Two geophysical surveys (Infinitem and Novatem) that were completed after 2006 provided new data in support of field work that was done in the summer of 2008 and winter/spring of 2009

This report provides the status of current technical geological information relevant to Virginia Mines' latest exploration program on the Lac Gayot property in Québec and has been prepared in accordance with the Form 43-101F1 Technical Report format outlined under NI-43-101. The report also provides recommendations for future work.

ITEM 5 DISCLAIMER

The first author Francis Chartrand, Ph.D. in economic geology and senior project geologist has been involved with the Lac Gayot project since 2008. Co-author François Huot, Ph.D. in marine geosciences and senior project geologist has supervised operations on the Lac Gayot project since January 2008 and participated in the 1998, 2003 and 2004 fieldwork campaigns on the property. Co-authors Jérôme Lavoie, M.Sc. in economic geology and Louis Grenier, B.Sc. in geology became involved in the project in 2009

ITEM 6 PROPERTY DESCRIPTION AND LOCATION

The Lac Gayot property is located 115 km north of the Fontanges airport operated by Hydro-Québec (Fig. 1) and some 330 km southwest of Kuujjuaq. It includes one exploration permit (MEP 1493) and 592 designated claims (Fig. 2). In more detail, the project includes the Gayot main grid and block A, which enclose the Venus belt, block C (Marilyn belt) and block D (Charras belt). The list of claims is shown in appendix I.

The camp coordinates and maps covered by the project are:

Latitude:	55°33' 42'' N
Longitude:	71°09' 19'' W
SNRC:	23 M/06, M/09, M/10 and M/11
UTM zone:	19 (nad27)
NTS:	364 050 E
	6159200 N

ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the project area is by helicopter and float- or ski-equipped airplane from the Mirage outfitting base approximately 255 km southwest of the camp or from Air Saguenay's Lac Pau base 115 km to the southeast. These sites are accessible by the Trans-Taiga gravel road during the snow-free period but only Mirage is open in the winter. Fontanges and Caniapiscau airports, accessible by the Trans-Taiga road, are the nearest facilities for air transport from the south of the province.

In the area of the Venus belt, the topography is moderate with altitudes ranging from 420 to 570 m. The highest elevations correspond to rocky, tundra-like plateaus located west and east of the volcano-sedimentary belt. The belt itself is mostly contained in an irregular valley extending in a NE-SW direction. The northeastern end of this valley extends into a circular topographic depression with a diameter of at least 6.5 km in the centre of which is located a small hill. The hydrographic network is limited to small lakes and rivers covering less than 15% of the property. Vegetation is typical of taiga with its open-spaced black spruce forests mostly concentrated in lower terrains whereas higher parts of the plateaus are quite similar to tundra.

ITEM 8 HISTORY

8.1. Property ownership

Since its creation, the Gayot project has been wholly-owned by Virginia Mines Inc. (previously Virginia Gold Mines Inc.). Under the terms of an agreement dated on January 17th, 2000, Billiton Resources Canada Inc., a subsidiary of Billiton Plc., concluded a $750 000 private placement (in Virginia) at $1.00 per share by which Billiton was granted an exclusive right to exercise an option to gain a 50% interest in the Gayot property in return for $4.5 million CA in exploration work. Billiton had until November 30th, 2003, to fulfill its obligations. In June 2006, having met all its obligations, Billiton Resources Canada returned its 50% interest in the property to Virginia, once again making Virginia the sole owner of the Lac Gayot project.

On August 23rd, 2007, Virginia and Breakwater Resources entered into an agreement in which Breakwater had the option to earn a 50% interest in the property in exchange for $10 million CA in exploration work over a 9-year period and cash payments totalling $170 000 CA.

8.2. Previous work

Table 1 summarises the geological and exploration work done in the area of the project over the last decades.

Table 1. Summary of previous work in the Gayot project area

Geological Survey of Canada (1961-63)
- Reconnaissance mapping at a scale of 1:1 000 000 by Stevenson.
Geological Survey of Canada (1966)
- Mapping programs in the areas of Caniapiscau and Fort George Rivers
Geological Survey of Canada (1980s)
- Aeromagnetic survey of the Ungava peninsula.
Geological Survey of Canada (1989 to 1992)
- Mapping of a transect of the Ungava peninsula by Percival and his teams; Identification of the Goudalie Domain and the Vizien greenstone belt.
Ministry of Natural Resources of Québec (1997)
- Geochemical survey of the lake sediments of the Ungava peninsula.
Ministry of Natural Resources of Québec (1998)
-Geological mapping of the NTS sheet 23M, at a scale of 1:250 000
Virginia Gold Mines (1998)
- Reconnaissance mapping and prospecting on the Gayot property.
- Helicopter-borne EM-Mag survey by Sial Géosciences inc.
Virginia Gold Mines -Soquem-Cambior JV (1998)
- Reconnaissance, mapping and prospecting of MEP's 19-11, 19-13a, 19-13b, 19-14 and 19-15 which were acquired based on results from the geochemical survey of the Ungava peninsula lake sediments.
Virginia Gold Mines, Cambior and/or SOQUEM (1999)
- Reconnaissance, mapping and prospecting of MEP's 1429, 1433 and 1437 (Project 23M)
Virginia Gold Mines (1999)
June
- Reconnaissance, mapping and prospecting on the Gayot property
Fall
- Mapping at a scale of 1:5 000 of the NE and Main grids
- Max-Min and ground magnetic surveys over the two grids

- Diamond drill program of 15 holes from 10 set-ups totalling 1037 m

Virginia Gold Mines and Billiton, (2000)

January to February

- 297.5 km of line cutting, 301 km of ground magnetic survey, 10.3 km of IP test and 154.2 km of TDEM survey.

March to April

- Diamond drill program of 21 holes from 20 set-ups totalling 3086 m

June to August

- Geological mapping of all 2000 grids at a scale of 1:5 000.
- Discovery of Western boulder field, and Nancy and De Champlain showings.
- Borehole pulse EM (Geonix system) in holes GA00-01, 03b, 09, 10 and 20.

October

- Dynamite trenching and detailed geology over L and Gagnon areas
- Discovery of MIA, Pantoufle and Gagnon-extension showings and massive sulphides at De Champlain showing

November-December

- Diamond drill program of 16 holes over 12 set ups totalling 1530 m
- Borehole pulse EM (Geonix system) in holes GA00-11, 17, 22, 23b, 24 and 25b

Virginia Gold Mines and BHP Billiton (2001)

February-March

- Diamond drill program of 18 holes from 12 set-ups totalling 2187 m
- Borehole pulse EM (Crone system) in holes GA01-35, 38, 39, 40, 41, 42, 44 and 45

June to August

- Trenching and geological mapping (132 trenches for a total of about 2 460 m)

October

- Helicopter-borne EM-Mag survey with AeroTEM six-channel time domain by Aeroquest Ltd, over blocks A (MEP 1493), B (MEP 1495), C (MEP 1495) and test lines over the Nancy, Gayot, Gagnon and L Showings.

Virginia Gold Mines and BHP Billiton (2002)

February

- Snowmobile Beep Mat and blasting prospection over AeroTEM anomalies found on blocks A (MEP 1493) and C (MEP 1495)

March-April

- Diamond drill program of 8 holes from 8 set-ups totalling 1 563 m (Nancy, Nancy East, L and Gagnon areas)
- Borehole pulse EM (Crone system) in holes GA02-51, 52, 53, 55, 56, 57 and 58
- SiroTEM survey over L-De Champlain trend and Western Boulder Area. Two other surveys over Grid A and C on Block A (MEP 1493) and C (MEP 1495), respectively.

July

- Geological reconnaissance over the Gayot joint-venture area of interest, geological mapping and prospecting of Blocks A and C
- Discovery of Pistolaté and Malorie showings (Block A)

Virginia Gold Mines and BHP Billiton (2003)

Winter

- Diamond drill program of 9 holes from 9 set-ups totalling 1 766 meters.

Summer

- Geological reconnaissance, prospecting, trenching and sampling on Block A, Area 03 North and Gayot Extension.
- Shallow drilling (X-ray Boyles) on Block A.

Virginia Gold Mines and BHP Billiton (2004)

Winter

- Diamond drill program of 14 holes from 14 set-ups totalling 2 742 meters.

Virginia Mines (2007)

Spring

- InfiniTEM ground survey over selected areas in the southwestern portion of main grid.

Virginia Mines and Breakwater Resources (2007)

Fall

- Novatem airborne magnetic survey over main grid and the western portion of Block A.

Virginia Mines and Breakwater Resources (2008)

Summer

-Reassessment and resampling of all known showings, with particular attention paid to mineralization styles and geological features related to mineralization

Virginia Mines and Breakwater Resources (2009)

Winter/Spring

-Relogging of core with particular attention to nature of contact between mineralized zones and wall rock

ITEM 9 GEOLOGICAL SETTING

9.1. Regional geology

The Lac Gayot property lies at the junction of three lithotectonic domains of the Archean Superior Province, the La Grande, Ashuanipi and Minto subprovinces. The La Grande Subprovince and the Goudalie domain, which is part of the Minto Subprovince, were considered by Gosselin and Simard (2000) to belong to the same tectono-stratigraphic entity, the so-called "Goudalie - La Grande assemblage", because they both contain several Archean volcano-sedimentary belts. However, Simard et al. (2008), in a compilation work of the northeastern Superior Province, no longer refer to this informal assemblage.

9.2. Property geology

Outside the Venus belt, the property is dominated by a large variety of intermediate to felsic intrusive rocks, most of which, according to Gosselin and Simard (2000), correspond to tonalite of the Favard Suite. Other felsic rocks, with compositions ranging from granodiorite to granite, are late intrusions of the Maurel and Tramont suites. Many kilometre- to decakilometre-scale Archean greenstone belts were also mapped. These belts, known collectively as the "Gayot complex", are composed of basalt, felsic to intermediate tuff, metasedimentary rock, iron formation and exhalite, as well as several ultramafic lithologies (Chapdelaine, 2000a, Gosselin and Simard, 2000, Huot et al., 2003). The project is mainly centered on the Venus belt but also includes portions of others such as Marilyn, Vimeux and Charras belts. The Venus belt, the largest in the area, is 30 km long and up to 10 km in wide.

9.2.1. Venus belt

Since the inception of the project, detailed mapping of the Venus belt on the main grid by Virginia staff revealed the nature of the internal stratigraphy and confirmed that, at least at the property scale, the sequence is homoclinal with east to southeast facing. Mapping was also undertaken by Gosselin and Simard (2000) and Lafrance (2001). The belt is bounded on its northwestern side by gneissic tonalites of the Favard Suite with lesser amounts of gabbro and diorite. Minor remnants of metabasalt are preserved in this intrusive assemblage suggesting that the Favard Suite intruded the lower part of the Venus belt. Radiometric ages support this relationship as the Favard Suite was dated between 2766 and 2740 Ma whereas felsic rocks in the Venus belt are as old as 2880±2 Ma (Simard et al., 2008). If this is correct, tonalites in the northwestern part of the property are not part of an Archean basement onto which the Gayot Complex would have formed, but may be considered as younger felsic intrusions in the volcano-sedimentary package. The lower portion of the preserved Venus belt is dominated by a relatively thick mafic to felsic volcano-sedimentary sequence that include detrital units and silicate- and sulphide-facies banded iron formation. This portion includes several extensive and relatively wide ultramafic sills and dykes that host significant Ni-Cu-PGE mineralization. The lower assemblage is juxtaposed with very extensive sulphide-rich exhalative horizon and a thick sequence of spinifex ultramafic flows interbedded with and overlain by komatiitic basalt, basalt and their metamorphosed equivalents (amphibolites and mafic gneisses). An extensive oxide-facies iron formation overlies the upper sequence of the Venus belt. In contrast with previous reports, we suggest that the upper sequence (spinifex flow and its associated exhalative horizon) together with the oxide-facies iron formation may have been thrust onto the lower volcano-sedimentary package. Elliptical low magnetic zones in the southwestern portion of the property may correspond to "dome-like" structures or tectonic windows that bring the volcano-sedimentary package near the surface.

Early interpretations considered that all ultramafic rocks in the lower volcano-sedimentary package were emplaced as thick flows with the exception of the Nancy ultramafic unit which was thought to be a large feeder crosscutting the homoclinal sequence. The Novatem magnetic survey coupled with recent fieldwork has allowed us to re-interpret the architecture of the ultramafic lithologies. A schematic geological map showing ultramafic domains and discontinuities has been drawn in order to facilitate the geological description (Fig. 3). There seems to be a sharp contrast in the mechanisms of emplacement of ultramafic rocks depending upon whether they are located below or above the sulphide-bearing exhalative horizon corresponding to the northernmost interpreted thrust fault. We consider, as previously interpreted, that ultramafic rocks southeast of the exhalite (upper sequence) were emplaced as komatiitic flows contemporaneous with high-magnesian basalts and basalts in a Kambalda-style milieu. Ultramafic rocks below the exhalite are now considered to be sills and dykes. Our interpretation is based on the internal structures of these rocks and their intrusive relationships with adjacent volcano-sedimentary horizons. All of the thick sills and dykes are fractionated with compositions varying from rare adcumulate (oAC) to augite and plagioclase cumulate (apgC). Please refer to appendix II for the definitions of the lithological codes.

As shown in figure 3, the Venus belt is divided into three geographic zones bounded by major NW-SE magnetic (structural?) breaks. The western zone includes, from north to south, tonalites of the Favard Suite (with lesser amounts of gabbro and diorite), the volcano-sedimentary package and the spinifex-bearing komatiitic rocks. The volcano-sedimentary package hosts two major ultramafic sills (Northern and Central) as well as a few narrow sills northeast of the MIA showing. These sills will be referred to herein as the MIA ultramafics. Four other ultramafic structures, interpreted as dykes, are present in the western zone. Three of these dykes crosscut the Favard suite before penetrating the Venus belt. In terms of mineralization, the most important is the Nancy dyke that hosts five known showings (Nancy, Nancy East, MIA, Gagnon and Pantoufle). Two other dykes, Pyrox and Pyrox-East, crosscut the Favard Suite before becoming sill-like as they penetrate the volcano-sedimentary package. Interestingly, the Pyrox dyke contains mineralization (Pyrox showing) at the exact location where the ultramafic magma entered the Venus belt. The fourth, known as the Gayot dyke, extends from Western Area (where Ni-rich boulders have already been discovered) up to Gagnon. Mineralization occurs along this dyke (Gayot showing) close to its intersection with the Central sill.

The central zone, with thicknesses up to 3.5 km, is thicker than the western zone. Overall, the central zone comprises the same lithological package except that no ultramafic dyke crosscuts the Favard Suite. The large Area 03 ultramafic sill, which is known to host Ni mineralization, is spatially linked to the Northern sill whereas the Arrowhead feature connects with the Central sill. East of Arrowhead, the volcano-sedimentary package includes narrow ultramafic sills (Eastern ultramafics) and is similar to the package south of the Central sill of the western zone. In the eastern portion of the central zone, the mafic-ultramafic sequence is locally mineralized in channel-like structures (Baseline, L and De Champlain showings). This NW-SE mafic-ultramafic unit, referred to as the Baseline-L-De Champlain and Gabbro sills, is juxtaposed to a more northerly-trending magnetic unit (Spinifex Flow in Fig. 3) that is composed of ultramafics, mafics and exhalites. The overall NW-SE magnetic signature of these sills and mapped structural features are compatible with large-scale folding and shearing. The up to 1-km-wide deformation corridor forms the eastern edge of the central zone and extends up to the northwestern branch where ultramafic rocks are found adjacent to an extensive iron formation. Central and Area 03 sills seem to be the most magnesian lithologies of the property.

A quartz-phyric tonalite located in the northwestern portion of the central zone is worth mentioning because of the occurrence of Ag-Pb-Zn±Au veinlets hosted by quartz-eye sericite schist (Savard and Chapdelaine, 1999). Limited exploration work in this area suggests that this tonalite has a pre-tectonic origin.

The eastern zone includes the area previously known as Block A. The magnetic signature, lithologies and metamorphic overprint strongly contrast with those in the western and central zones of the belt. A medium- to coarse-grained gabbro crops out on a hill in the western portion of the eastern zone whereas the eastern part, which lacks good outcrop exposure, contains mafic to felsic intrusive rocks. Rare remnants of dismembered iron formation have been mapped in the gabbro whose extent seems to be limited to the moderately high magnetic domain. The brecciated nature of this gabbro and the occurrence of dismembered iron formation imply shallow emplacement in a brittle context. The Pistolate and Malorie nickel showings, both found in ultramafic rocks associated with amphibolites and paragneiss, are located in the northeastern corner of the eastern zone. The large gabbroic body which truncates the Venus belt makes it difficult to correlate these ultramafic horizons with those of the main grid.

Lithologies mapped in the eastern zone contain mineral assemblages typical of upper amphibolite to granulite facies. This contrasts with the lower to upper amphibolite facies assemblages typical of the rest of the Venus belt where primary igneous and sedimentary features are locally preserved.

ITEM 10 DEPOSIT TYPE

The Gayot project is focussed on Ni, Cu and PGE mineralization associated with komatiitic flows and their associated sills, dykes and surrounding rocks. In this type of deposit, mineralization may have magmatic, hydrothermal/metamorphic or tectonic origins (Barnes, 2006). In a broad sense, magmatic mineralization is typically found at the base of the ultramafic unit, trapped in channels, troughs and structural embayments bounded by faults and as disseminations in large bodies. Hydrothermal/metamorphic and structural mineralization is commonly associated with magmatic mineralization but is found in veins in the adjacent metasedimentary footwall, and in shear zones and fold hinges remobilized away from the host rocks, respectively.

Komatiite-associated ore bodies are relatively small (a few million tons each) but they tend to occur in clusters which constitute economic deposits. Moreover, they contain high nickel tenors that are commonly coupled with high contents in platinum-group elements and copper. Some of the best known examples are found in the Archean Yilgarn Craton of Western Australia (31.5 Mt, Hronsky and Schodde, 2006) and in the Proterozoic Raglan belt in northern Québec.

ITEM 11 MINERALIZATION

Refer to the Technical Reports and Recommendations on the Gayot Project (Mines d'Or Virginia Inc.) which include geological mapping, trenching and drilling (Chapdelaine, 1999; 2000a, b; 2001a, b, c; 2002a, b; Chapdelaine and Archer, 2003; and Huot et al., 2003; 2004).

ITEM 12 EXPLORATION WORK

The 2009 winter/spring field program focused on relogging drill holes that targeted the most important showings on the main part of the property, specifically Gayot, Nancy, Gagnon, L, Area 03, DeChamplain and Western. The crew, composed entirely of Virginia employees, included François Huot and Francis Chartrand (senior project geologists), Jérôme Lavoie and Louis Grenier (project geologists), Éva-Roy Vigneault (geological technician), Paul-Émile Poirier and André Pelletier (camp technicians) and Marie-Pierre Savard (cook). The crew arrived on-site on March 13th and left on April 5th.

During this time period Virginia personnel implemented one of the recommendations contained in an internal report by consultant Jon Hronsky of Western Mining Services and re-examined most of the drill core from previous campaigns. Drill core was transported by snowmobile approximately 9 km from the old camp to the current Gayot camp, were it was stored in core racks. In all 82 out of the total of 101 holes, or 11014 m out of the total of 13913 m, were relogged and resampled over a three-week period. The core was systematically tested for the presence of Ni-sulfide using the Ni-Zap solution, which turns pink when nickel is present. The magnetic susceptibility, HF response and conductivity were also systematically measured at one metre intervals using MPP probes rented from GDD Instrumentation of Quebec City. This interval was reduced to 10 cm when the rock was conductive.

The following descriptions are summarized from Huot et al. (2008) and from the winter/spring 2009 campaign. As most relogging concentrated on the Nancy, Gagnon, L and Area 03 sectors, only these had detailed drill core sections created for them based on the new interpretation from relogging. Therefore, only these four areas will be discussed in detail in this report. Twenty-one sections were generated for these four areas, and these reinterpreted sections as well as the other drill sections not discussed in the current report are found in appendix IV (in pocket). Refer to appendix II for lithological codes used. Analytical results are reported in appendices III and V.

Nancy area

At the time of writing, most of the mineralization on the property appears to be closely associated with a highly magnetic E-W ultramafic feature known as the Nancy dyke. This dyke hosts the Nancy West, Nancy East, MIA, Gagnon and Pantoufle showing, and is thought to be a magma conduit (feeder) that may have fed komatiite flows of the upper sequence. The dyke clearly crosscuts the volcano-sedimentary package and ultramafic sills of the Venus belt, and is rooted in tonalites of the Favard Suite northwest of Nancy area where it has a NW-SE orientation. The dyke changes orientation from NW-SE to E-W at the exact location where it intrudes the base of the volcanosedimentary sequence. The dyke thickness ranges from 25 m to more than 200 m, with the widest section of the dyke being the most magnesian. Mineralization occurs at or near the contact between felsic volcaniclastite and the ultramafic units, in pyroxenite and olivine pyroxenite. This is the only known mineralized segment of the feeder.

The Nancy and Nancy East showings occur in the Nancy area. Relogged drill holes are presented in 8 sections oriented at 157° looking to the NE (Fig. 4, appendix IV). They show, from SW to NE, a faulted sequence of ultramafic rock (peridotite, olivine pyroxenite and pyroxenite), felsic volcaniclastite and siliciclastic sedimentary rock. Most mineralization occurs at or near the felsic volcaniclastite-olivine pyroxenite/pyroxenite contact. This is best shown by sections 15+50W and 15+00W, where sulfide zones occur at the margins of olivine pyroxenite bodies. Note that some of these zones are quite substantial (GA-02-053 with 1.78% Ni over 4.4 m and 10.82% Ni over 2.55 m). Mineralization also occurs within the felsic volcaniclastite and olivine pyroxenite at some distance from the contact. Mineralization within the felsic volcaniclastite is found at the contact between felsic tuff and felsic crystal tuff. Resampling during the most recent campaign that was guided by Ni-zap reaction increased the thickness and grade of a zone within felsic volcaniclastite cut by GA-00-028 (2.46% Ni, 45.5 g/t Pd over 1 m).

Chapdelaine and Archer (2003) and Huot et al. (2004) interpreted the Nancy dyke as having a keel-shape with its composition ranging from oOC-2 in the core to apgC-aC along the margins. Nickel sulfide mineralization was interpreted to occur at the base of the keel. However, recent field observations and relogging revealed the ubiquitous occurrence of high-temperature mylonites, low-temperature shear zones as indicated by the presence of phlogopite and talc, and faulting in both ultramafic and other adjacent lithologies. Instead of the stratigraphic base of a keel-shape intrusive, the Nancy "keel-shape" could be a structural feature such as a large boudinaged "lithon" (Huot et al., 2008). The olivine-rich core of the Nancy feeder would have resisted severe deformation whereas the pyroxenite-rich margins would have accommodated the strain. Nickel sulfide zones would have been preferentially remobilized into the strain shadows along the lithons.

This new hypothesis opens up two interesting possibilities. Firstly, other boudinaged lithons could exist at depth just below the known "footwall" mineralized shoots. Secondly, substantial nickel mineralization may have been structurally displaced away from the ultramafic body in which case intensive drilling will be required to outline the potential deposits.

Gagnon area

Significant mineralization was discovered in the eastern extremity of the Nancy dyke in the early years of the project. The Gagnon and Pantoufle showings are two mineralized occurrences having a genetic link with this ultramafic feeder. Nickel mineralization was also discovered in 2000 some 150 m NW of the Gagnon showing in a low magnetic domain where felsic lithologies dominate. The MIA showing yielded values of 14.11% Ni, 0.11% Cu, 0.39% Co and 7.00 g/t Pt-Pd from a grab sample and 4.4% Ni, 0.68% Cu, 0.14% Co, 2.98 g/t Pt-Pd over 2.0 m (Chapdelaine, 2000) in pyroxenite sills intruded into felsic rocks. This locality, rather limited in extension at surface, has never been drilled but confirms that nickel sulfide mineralization can occur at some distance from high magnetic domains which most probably represent magnetite-bearing serpentinized ultramafic rocks. Its link with the Nancy feeder has not yet been demonstrated since it is separated from the Gagnon showing by felsic volcaniclastics and gabbros, but it may be a case of structural remobilization.

Four sections were drawn using the revised data from relogging (Fig.5, appendix IV). These are oriented at 157° and looking NE. Three other individual drill sections were also created. An examination of these sections reveals that once again that Ni-sulfide occurs chiefly in olivine pyroxenite at the contact between peridotite and felsic volcaniclastite. Mineralization is also located at the contact between pyroxenite and rhyolite at the margin of the peridotite bodies. Note that the sequence is markedly intruded by gabbro sills or dykes.

L showing

Chapdelaine (2001b) described the L showing as a small U-shaped occurrence of peridotite and pyroxenite totally enclosed by felsic sedimentary rock (footwall). These units are presently interpreted to be felsic volcaniclastite. According to the internal report by Hronsky (2008), available evidence strongly supports the hypothesis that the L zone was structurally dislocated from the base of the main intrusive body.

Mineralization, consisting of pyrrhotite, pentlandite and chalcopyrite, is mostly confined to the margin (base?) of the ultramafic unit. At surface, a discontinuous 1-1.5 m thick layer of semi-massive to massive sulphides grades into more disseminated mineralization away from the footwall. Overall the mineralized zone has a 2-3 m thickness and extends for approximately 50 m. The felsic tuffs are themselves partially injected by narrow mineralized shoots rooted in the ultramafics.

Three sections were drawn and reinterpreted for the L area (Fig.6, appendix IV). The relogging of the core confirmed that dislocated sulfide bodies occur at the felsic volcaniclastite-ultramafic contact zone. Sulfide occurs chiefly in olivine pyroxenite but also in felsic volcaniclastite. This is clearly shown in section 10+50N. Note that the mineralized felsic volcaniclastite-ultramafic contact that occurs at the top of GA-02-058 is probably a structural repeat of the sulfide zone cut by GA-00-021A in the heart of the L showing.

Area 03

Area 03 hosts the largest ultramafic unit of the property, with MgO values greater than 35%. It is associated with a magnetic feature whose size and extent matches that of the ultramafic unit. The width of the magnetic feature is up to 400 m and its length extends for 2.5 km. Drilling has confirmed that this lithology extends vertically for at least 300 m as most of the holes were stopped before reaching the base of the unit. Mesocumulate and associated adcumulate facies are common in Area 03. At the margin of the magnetic feature, the ultramafic bodies compositionally grade into pyroxenite and gabbro. The later lithology often contains minor barren sulphides (pyrite and pyrrhotite). The edges have been severely affected by high and low-temperature deformation.

Known mineralization in Area 03 consists of disseminated sulphides in the olivine-rich rocks. The best drilled interval is 1.05% Ni, 0.12% Cu and 0.32 g/t Pt-Pd over 4.2 m from a zone of disseminated sulfide occurring within dunite. The favourable felsic volcaniclastite-ultramafic contact was also intersected by GA-00-004 and GA-01-040, although no sulfides were encountered Fig.7, appendix IV). However, the presence of a few sedimentary rock outcrops that are possibly associated with the felsic volcaniclastite to the north of these holes suggests that the contact could continue northwards. Note that this possible contact is approximately parallel to weak AeroTem anomalies that were not classified as formational.

ITEM 13 DRILLING

No drilling has been done since the last campaign that took place during the winter of 2004. See Huot et al. (2004) for these results.

ITEM 14 SAMPLING METHOD AND APPROACH

Rock samples collected during the 2009 winter/spring program were obtained to determine the elemental concentrations in a quantitative way by ALS Chemex of Val-d'Or, Quebec. These included mineralized rocks as well as others which were barren but of interest for lithological controls. Samples were collected from the existing drill core using a hammer, and were split on-site using a rock saw.

All samples were placed in individual bags with their appropriate tag number and sealed with fibreglass tape. Individual bagged samples were then placed in shipping bags. The authors are not aware of sampling factors that would impact the reliability of the samples. The even distribution of the sulphides in the samples ensured that they were of high quality and representative of the material or mineralization being sampled.

ITEM 15 SAMPLE PREPARATION, ANALYSIS AND SECURITY

15.1. Sample security, storage and shipment

All samples were collected by Virginia's employees. After sawing on-site, they were immediately placed in plastic sample bags, tagged and recorded with their unique sample numbers. All samples were initially stored at the camp site. They were not secured in locked facilities, as this precaution was deemed unnecessary due to the remoteness of the camp. Sealed samples were then placed in shipping bags, which in turn were sealed with fibreglass tape. Shipping bags were then shipped by ski-plane to the Mirage outfitter camp. The samples were then loaded onto a truck for transportation to Quebec City when the Virginia employees returned to the office. The samples were then shipped by trucking company to the ALS Chemex sample preparation facility in Val-d'Or. The bags remained sealed until they were opened by the staff of ALS Chemex.

15.2. Sample preparation and assay procedures

After logging in, the samples were crushed in their entirety at the ALS Chemex preparation laboratory in Val-d'Or to 70% passing 2 mm (ALS Chemex Procedure CRU-31). From these coarse rejects a sub-sample of 200 to 250 g was split and pulverized to 85% passing 75 µm (200 mesh - ALS Chemex Procedure PUL-31). From each such pulp, a 100-g sub-sample was split and shipped to the ALS Chemex laboratory for assay. The remainder of the pulp (nominally 100 to 150 g) and the rejects are held at the processing lab for future reference.

Samples were analysed by either the Gole or the Au+scan package depending on the expected type of mineralization as deduced by the geologist on the field. The Gole package includes quantitative detection of Ag, Co, Cu, Ni, Au, Pt, Pd, S, SiO_2, Al_2O_3, Fe_2O_3, CaO, MgO, Na_2O, K2O, Cr_2O_3, TiO_2, MnO, P_2O_5, SrO, BaO and LOI. The Au+Scan package includes Au, Ag, Al, As, B, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sc, Sr, Th, Ti, Tl, U, V, W and Zn.

For the Gole package, the base metals of economic interest (Ni, Cu, Co) and Ag were determined using ALS Chemex Geochemical Procedure ME-AA61, a four-acid digestion followed by atomic absorption spectrometry (AAS). The precious metals Au, Pt and Pd were determined by ALS Chemex Geochemical Procedure PGM-ICP23, a 30 g fire assay followed by ICP-AES finish. Elements of more general, geochemical interest such as Si, Al, Fe, Ca, Mg, Na, K, Cr, Ti, Mn, P, Sr and Ba were determined using ALS Chemex Geochemical Procedure ME-XRF06, a lithium metaborate fusion followed by XRF. Total sulfur was determined using a Leco sulfur analyzer (Geochemical Procedure S-IR08). The sample (0.5 to 5.0 g) is heated to approximately 1350 °C in an induction furnace while passing a stream of oxygen through the sample. Sulfur dioxide released from the sample is measured by an IR detection system and the total sulfur result is provided.

The upper limit for the base metals determined by this method is 1%. Samples showing higher values were re-assayed using a 0.4 g aliquot and an AAS finish.

For the Au+ package, all elements except Au were determined by ALS Chemex Geochemical Procedure ME-ICP-41, an aqua regia leach followed by ICP-AES. Au was determined by ALS Chemex Geochemical Procedure Au-AA-23, a 30 g fire assay followed by AAS.

ITEM 16 DATA VERIFICATION

Due to the nature of the exploration program, rigorous data verification procedures were not in place. The authors were involved in collecting, recording, interpreting and presenting the data in this report and the accompanying maps. Data has been reviewed and checked by the authors and is believed to be accurate. As part of their standard quality control, ALS Chemex introduced duplicate check samples and standards in the samples series. No sample was assayed at other laboratories.

ITEM 17 ADJACENT PROPERTIES

This section is not applicable to this report.

ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 19 MINERAL RESOURCE, MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 20 OTHER RELEVANT DATA

This section is not applicable to this report.

ITEM 21 INTERPRETATION AND CONCLUSION

Earlier detailed mapping of numerous outcropping areas and trenches was instrumental in creating a precise geological map of the property. Recent fieldwork, in part guided by the newly-acquired high resolution Novatem magnetic survey, focussed on selected sectors and allowed us to obtain more details regarding aspects such as the surface extensions of individual ultramafic sills and dykes, their crosscutting relationships, and the potential occurrence of narrow ultramafic lithologies in the volcano-sedimentary package such as at MIA. The new Novatem database has been processed for 3D magnetic inversion modeling in the most promising sectors. We hope that this data will help in targeting new potential mineralization at depth.

Eleven showings are now known at Gayot. All of them, except MIA, have already been drilled. A wide range of Ni mineralization styles occur from one showing to another and in individual showings as well. Magmatic sulfide zones are present in all showings either as disseminated mineralization in olivine-rich cumulates or as semi-massive to massive pods in pyroxenite on the edges of large peridotite bodies. Such zones are commonly spatially associated with mineralized shoots in plagioclase-phyric felsic volcaniclastite (footwall). The occurrence of sulfide zones at the ultramafic-felsic volcaniclastite contact, within ultramafic units and within felsic volcaniclastite units suggests that remobilization of primary magmatic sulfide has taken place.

Previous interpretations of the Nancy showing considered that the ultramafic feeder had a keel shape and that mineralized shoots in its base were likely the deepest part of the system. Partial relogging and recent fieldwork confirmed that the Nancy surroundings have been affected by both high and low-temperature deformation ranging from mylonite to shear zone and brittle faulting. As proposed by Hronsky (internal report 2008), the Nancy feature as seen in cross-section resembles a large olivine-rich boudin or “lithon” that has been preserved from deformation whereas its outer edges, made up of pyroxenite, have accumulated much of the strain. In structural settings such as this, NiS ore is known to occur in the boudin neck position in the Thompson (Manitoba) and Jinchuan (China) deposits.

Rheological heterogeneity between felsic rocks and ultramafic lithologies and, to a lesser extent, between pyroxenite and peridotite is of major concern. It seems to dictate the lithological distribution and shape of ultramafic horizons in many areas over the property. Area 03 is the best example of this where the distribution of peridotite horizons, outlined by magnetic zones, may be the results of folding and transposition of olivine-rich lithons juxtaposed along high-strain zones (mylonites, shear zones, faulting) which developed into felsic rocks and marginal pyroxenite and gabbro. Sulfide lenses that may have been located in these weaker matrices could have been remobilized in fold hinges and/or structurally transposed away from the large peridotite bodies. A dislocation such as this occurs at the L showing where deformation has transposed a small mineralized peridotite sliver away from its interpreted source, the mafic-ultramafic horizon located 100 m to the NE. Such remobilized and structurally dislocated mineralization is of great economic value in Thompson (Manitoba) and Perseverance (Australia) deposits.

ITEM 22 RECOMMENDATIONS

Despite the fact that the last drilling campaign (2004) failed to find significant economic zones at Gayot, we feel confident that mineralization is still open at depth or near the surface but at some distance from the large ultramafic horizons in most known showings. Work conducted in 2008 and relogging of drillholes in 2009 has led to a new assessment of the role structural remobilization may have played in ore deposit genesis. This revised model substantially modifies earlier interpretations, and accordingly we recommend that an intensive drilling campaign be undertaken in the most promising areas, namely Nancy, Gagnon, L, and Area 03. Of note also is the fact that almost all of the mineralized zones at Gayot that were relogged were not conductive when scanned by the MPP probe, despite having impressive values and widths of Ni-sulfide mineralization. This fact underscores the importance of the geological model with respect to drill program design. It also indicates that lower priority airborne EM conductors that were not drilled may in fact be related to undiscovered Ni-sulfide mineralization.

All Ni mineralization types, including magmatic, hydrothermal/metamorphic and tectonic styles summarized in Barnes (2006) occur on the Gayot property. It is commonly held that when targeting such mineralized zones and delineating potential ore deposits many closely-spaced drillholes are required.

With the above in mind and referring to the sections in appendix IV and Table 2 below the following recommendations are made:

Nancy area

Section 16+00W: drill 25-50 m to the NW of GA-00-029 to test for the presence of UM units in contact with the felsic volcaniclastite intersected by GA-00-029. The hole should be long enough to cut the felsic volcaniclastite-arenite/wacke contact (-45, azimuth 160, 200 m).

Section 15+50W: drill between GA-02-052 and GA-00-028 to test for the extension of the upgraded mineralized zone cut by GA-00-028 (-45, azimuth 160, 150 m). Step back 50 m from GA-03-061 to test for the presence of favourable UM lithon-wall rock contacts at depth. The hole should be long enough to cut the felsic volcaniclastite-arenite/wacke contact (-45, azimuth 160, 300 m)

Section 15+00W: drill 50 m back from GA-03-059 to intersect sulfide zones at depth as well as to test for the presence of additional peridotite-olivine pyroxenite lithons (-45, azimuth 160, 300 m)

Section 14+50: drill between GA-03-060 and GA-01-047 to test for the mineralized zone in felsic tuff that was cut by GA-01-047 (-45, azimuth 160, 300 m). GA-01-047 should also be deepened approximately 100 m so as to intersect the felsic volcaniclastite-arenite/wacke contact, as sections described above show sulfide zones within felsic tuff units. Depending on the results, GA-03-060 could also be deepened as well.

Section 13+50W: drill between GA-00-016 and GA-02-054 (not shown on section, located approximately 130 m to the south along the section (-45, azimuth 160, 125 m). The latter hole cuts Ni-sulfide between felsic crystal tuff and ultramafics. This crystal tuff may be the same unit that occurs just below the mineralized zone of GA-00-016. Another hole should be drilled 50 m back from GA-03-062 to test for the presence of Ni-sulfide and favourable UM lithon-wall rock contacts at depth (-45, azimuth 160, 325 m).

Gagnon area

Section 1+00E: Step back 25-50 m from GA-99-006 so as to intersect possible mineralized felsic volcaniclastite-UM lithon contacts that could be at depth (-45, azimuth 160, 100 m). Note that mineralization occurs at the felsic volcaniclastite-ultramafic contact on section 2+00E. Another hole should be drilled between section 1+00E and 2+00E to intersect the mineralized felsic volcaniclastite-ultramafic contact seen on section 2+00E (-45, azimuth 160, 100 m).

Section 2+00E: Step back 25-50 m from GA-01-049 to test for depth extensions of the sulfide zone cut by GA-99-004B, since the favourable olivine pyroxenite-felsic rock contact is faulted at this location. This hole should also be deep enough to transect the peridotite unit (-65, azimuth 160, 150 m).

Section 3+00E: Step back 25-50 m from GA-01-044 to test for depth extension of sulfide zone and for possible sulfides at the peridotite-olivine pyroxenite-pyroxenite contact that were cut by GA-00-019 and GA-01-044 (-70, azimuth 160, 200 m).

Section GA-01-045: Prolong hole GA-02-051 to test for depth extension of the mineralized zone cut by GA-01-045 (-70, azimuth 270, 150 m).

L area

Section GA-02-058: Step back 25-50 m from GA-02-058 to test depth extension of 2 sulfide zones cut by this hole and for peridotite lithons. Note that these sulfide zones are probably structural repetitions of sulfide zones occurring in the heart of the L zone. Little outcrop occurs in the area of the proposed hole, but a few ultramafic rocks were found nearby (-60, azimuth 160, 300 m). A hole should also be drilled towards the north at a position 75-100 m south of GA-00-021A to test for depth extension of near surface sulfide zones cut by this hole as well as for ultramafic lithons and associated sulfides along interpreted faults (-60, azimuth 340, 150 m). Lastly, an untested AeroTem anomaly occurring 50 m NE of GA-02-058 should be drilled, as it could be related to additional structurally-dislocated sulfides. The anomaly should be modeled before drilling.

Section 10+50N: Deepen GA-01-034 to confirm the sulfide interval cut by GA-00-025B (-45, azimuth 247, 150 m). As well, step back 100 m from GA-01-034 to test for sulfide zone cut by GA-02-057 (-45, azimuth 247, 300 m).

Area 03

Section 21+00N and 25+00N: 3 holes could be drilled on sections 22+00N, 23+00N and 24+00N to test for the favourable contact and related sulfide zones along the margin of the ultramafic body. These holes could also probe the AeroTem anomalies as well, after modeling (-45, azimuth 65, 150 m)

Section 26+00N: 2 holes could be drilled on either side of GA-00-020 to test the lateral continuity of the disseminated sulfide zone cut by this hole (-90, azimuth 000, 250 m). A nearby AeroTem anomaly could be related to more conductive sulfide bodies (net texture for example).

Area	Section	Azimuth	Dip	Length (m)	Nad27z19E	Nad27z19N
Nancy	16+00W	160	-45	200	363515	6162430
	15+50W	160	-45	150	363565	6162435
	15+50W	160	-45	300	363530	6162520
	15+00W	160	-45	300	363555	6162550
	14+50W	160	-45	300	363660	6162435
*	14+50W	157	-45	100	363638	6162148
	13+50W	160	-45	125	363845	6162230
	13+50W	160	-45	325	363760	6162540
Gagnon	1+00E	160	-45	100	363375	6162580
	1+00E	160	-45	100	365280	6162640
	2+00E	160	-65	150	365400	6162340
	3+00E	160	-70	200	365445	6162665
**	GA-01-045	270	-70	150	365662	6162518
L	GA-02-058	160	-60	300	370525	6165855
	GA-02-058	340	-60	150	370660	6165575
***	10+50N	245	-45	150	370660	6165450
	10+50N	245	-45	300	370800	6165706
Area 03	21+00N	065	-65	150	368530	6166020
	to	065	-65	150	368475	6166090
	25+00N	065	-65	150	368430	6166190
	26+00N	000	-90	250	368570	6166470
	26+00N	000	-90	250	368595	6166480
Total length				**4450**		

Table 2. Details of proposed drill holes for the Gayot project. Note * indicates deepening of GA-01-047, ** indicates deepening of GA-02-051, *** indicates deepening of GA-01-034.

ITEM 23 REFERENCES

Barnes, S. J., 2006, Komatiite-hosted sulphide deposits: geology, geochemistry, and genesis. *In* Nickel deposits of the Yilgarn Craton: geology, geochemistry, and geophysics applied to exploration. *Edited by* Barnes, S.J. Special Publication Number 13, Society of Economic Geologists, pp. 51-97.

Chapdelaine, M., 1999. Projet Gayot, Rapport technique des travaux, été 1998. Mines d'Or Virginia, 7 p.

Chapdelaine, M., 2000a. Rapport des travaux d'automne 1999, Project Gayot. Mines d'Or Virginia, 13 p.

Chapdelaine, M., 2000b. Progress report on Summer and Fall 2000 Mapping and Geophysical Program, Project Gayot. Virginia Gold Mines, 28 p.

Chapdelaine, M., 2001a. Progress Report on Summer and Fall 2000 Mapping and Geophysical Program, Project Gayot. Virginia Gold Mines, 27 p.

Chapdelaine, M., 2001b. Report on Summer 2001 Trenching and geological mapping program. Virginia Gold Mines, 34 p.

Chapdelaine, M., 2001c. Report on Fall 2000 Drilling and geophysical program. Virginia Gold Mines, 22 p.

Chapdelaine, M., 2002a. Report on Winter 2002 Drilling and Geophysical Program. Virginia Gold Mines, 26 p.

Chapdelaine, M., 2002b, Report on Summer 2002 geological reconnaissance program, Gayot project (Technical Report). Virginia Gold Mines, 23 p.

Chapdelaine, M., and Archer, P., 2003, Technical Report and Recommendations, Winter 2003 Drilling Program, Gayot Project, Québec. Mines d'Or Virginia and BHP Billiton, 26 p.

Gosselin, C., and Simard, M., 2000, Géologie de la région du Lac Gayot (SNRC 23M). Ministère des Ressources naturelles, Québec. RG 2000-03, 28 p.

Hronsky, J.M.A., 2008, Report on field visit to Gayot NiS project, Quebec (Internal report). Western Mining Services. 10 p.

Hronsky, J.M.A., Schodde, R.C., 2006, Nickel exploration history of the Yilgarn Craton: from the nickel boom to today. *Edited by* Barnes, S.J. Special Publication Number 13, Society of Economic Geologists, pp. 1-11.

Huot, F., Lafrance, I. and Chartrand, F. 2008, Technical report and recommendations, 2008 reconnaissance program, Lac Gayot property, Québec. Mines Virginia Inc., Breakwater Resources Ltd. internal report, 32 pages.

Huot, F., Chapdelaine, M. and Archer, P., 2003, Technical report and recommendations; Reconnaissance program, Gayot project, Québec. Mines d'Or Virginia and BHP Billiton, 24 p.

Huot, F., Chapdelaine, M. and Archer, P., 2004, Technical report and recommendations; Winter 2004 drilling program, Gayot project, Québec. Mines d'Or Virginia and BHP Billiton, 33 p.

Lafrance, I., 2001, Caractérisation des minéralisations nickélifères associées aux komatiites de la Ceinture archéenne de Vénus, Nouveau-Québec. Mémoire de maîtrise, Université du Québec à Montréal, Montréal (Québec), 185 p.

Savard, M., et Chapdelaine, M., 1999. Projet Gayot, Rapport technique des travaux, été 1999. Mines d'Or Virginia, 6 p.

Simard, M., Labbé, J.Y., Maurice, C., Lacoste, P., Leclair, A., Boily, M., 2008, Synthèse du nord-est de la Province du Supérieur. Ministère des Ressouces naturelles, Québec. MM 2008-02, 196 p.

Sharma, K.N.M., 1996, Légende générale de la carte géologique, édition revue et augmentée (MB 96-28). Ministère des Ressources naturelles du Québec, 89 p.

CERTIFICATE OF QUALIFICATIONS

I, *Francis Chartrand*, resident at 3976 rue Mathieu d'Amours, Québec, Qc, G1Y 2J8, hereby certify that:

- I am presently employed as a Senior Project Geologist with Virginia Mines Inc., 116 St-Pierre, Suite 200, Québec, QC, G1K 4A7.
- I received a Ph.D. in Economic Geology from the École Polytechnique de Montréal in 1987, a M.Sc. in Geology from Concordia University in 1983 (Montréal), and a B.Sc. in Geology in 1979 from Concordia University.
- I have been working as a professional geologist in exploration since 1988.
- I am an active professional geologist presently registered to the board of the *Ordre des Géologues du Québe*c, permit number 571.
- I am a qualified person with respect to the Lac Gayot Project in accordance with section 5.1 of the National Instrument 43-101.
- I have worked on the property during summer 2008.
- In collaboration with other authors, I read all sections and helped in the preparation of this report utilizing proprietary exploration data generated by Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or change, which would have caused the present report to be misleading.
- I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an «independent qualified person» relative to the issuer being a direct employee of Virginia Mines Inc.
- I have been involved in the Lac Gayot Project since January 2008.
- I read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, QC, this 15th day of June, 2009.

"Francis Chartrand"

Francis Chartrand, Ph.D., P. Geo

CERTIFICATE OF QUALIFICATIONS

I, *Jérôme Lavoie*, resident at 142 rue Aberdeen, Québec, G1R 2C8, do hereby certify that:

- I am presently employed as a Project Geologist with Virginia Mines inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I received a B.Sc. in Geology in 2000 and a M.Sc. in Geology in 2008 from the Université du Québec à Chicoutimi.
- I have been working as a geologist in mineral exploration since 2004.
- I am a professional geologist presently registered to the board of the *Ordre des Ingénieurs du Québec*, permit number 127127.
- I am a qualified person with respect to the Gayot project in accordance with section 5.1 of the national instrument 43-101.
- In collaboration with other authors, I have worked on the database and maps of this report utilizing proprietary exploration data generated by Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or change, which would have caused the present report to be misleading.
- I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an «independent qualified person» relative to the issuer being a direct employee of Virginia Mines Inc.
- I have been involved in the Lac Gayot Project since January 2008.
- I have read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, QC, this 15th day of June 2009.

"Jérôme Lavoie"

Jérôme Lavoie, M.Sc., Ing.

ITEM 24 DATE AND SIGNATURE

CERTIFICATE OF QUALIFICATIONS

I, *François Huot*, resident at 4174 rue d'Estrées, Québec, Qc, G2A 3P2, hereby certify that:

- I am presently employed as a Senior Project Geologist with Virginia Mines Inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I received a Ph.D. in Marine Geosciences from the Université de Bretagne Occidentale (Brest, France) in 2001, a M.Sc. in Earth Sciences from Laval University (Québec) in 1997, and a B.Sc. in Geology in 1994 from Laval University (Québec).
- I have been working as a mineral exploration geologist since 1994.
- I am a professional geologist presently registered to the board of the *Ordre des Géologues du Québec*, permit number 502.
- I am a qualified person with respect to the Lac Gayot Project in accordance with section 5.1 of the National Instrument 43-101.
- I have been working on the property during summers 1998 and 2003, winter 2004 and more recently from during summer 2008.
- I am responsible for writing the present technical report in collaboration with the other author, utilizing proprietary exploration data generated by Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfil the requirements set out in section 5.3 of the National Instrument 43-101 for an « independent qualified person » relative to the issuer being a direct employee of Virginia Mines Inc.
- I have been involved in the Lac Gayot Project in 1998, 2003-2004, and since January 2008.
- I read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, QC, this 15th day of June 2009.

"François Huot"

François Huot, Ph.D., P. Géo.

CERTIFICATE OF QUALIFICATIONS

Je, *Louis Grenier*, résidant au 88 4E chemin Lac Brochet, St-David-de-Falardeau, Qc, G0V 1C0, certifie que :

- Je suis présentement employé comme Géologue de Projet chez Mines Virginia Inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- Je suis diplômé de l'Université Laval à Québec où j'ai obtenu un baccalauréat en géologique en 2003.
- Je travail activement comme géologue dans le domaine de l'exploration minière depuis 2001.
- Je suis un géologue actif, enregistré auprès de l'*Ordre des Géologues du Québec* sous le permis numéro 800.
- Je suis une personne qualifiée pour le projet Gayot tel que définie dans la section 5.1 de la Norme canadienne 43-101.
- J'ai travaillé sur le projet Gayot durant les mois de mars et avril 2009.
- Je suis responsable, en collaboration avec les co-auteurs, de la rédaction de toutes les sections de ce rapport en m'inspirant des données appartenant à Mines Virginia Inc. et générées par cette dernière et des données provenant de divers auteurs et autres sources tel que rapporté à la section « Références » de ce rapport.
- Je ne suis aucunement au courant que de l'information soit manquante ou que des changements aient été apportés, ce qui aurait pour effet de fausser les données de ce rapport.
- Je ne suis pas une personne qualifiée indépendante de l'émetteur tel que le stipule la section 5.3 de la Norme canadienne 43-101 puisque je suis un employé direct de Mines Virginia inc.
- J'ai lu la Norme canadienne 43-101 et le rapport a été rédigé selon les spécifications et la terminologie requises par la forme 43-101A1.

Daté à Québec, QC, ce 15ième jour de juin 2009.

"Louis Grenier"

Louis Grenier, B.Sc., Géo.

ILLUSTRATIONS TABLES, FIGURES, APPENDICES AND MAPS

Available upon request at :
Virginia Mines Inc.
200-116 St-Pierre Street
Québec, QC G1K 4A7
Canada

(800) 476-1853
www.virginia.qc.ca
mines@virginia.qc.ca